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100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549-6010

Attention:	Anne Nguyen Parker, Assistant Director
Justin Dobbie, Legal Branch Chief
J. Nolan McWilliams, Attorney-Adviser
Donald E. Field, Attorney-Adviser
Jennifer López, Attorney, Office of Mergers and Acquisitions

	Re:	Fantex, Inc.
Amendment No. 1 to Preliminary Information Statement on Schedule 14C Filed November 18, 2016 File No. 000-55204 Amendment No. 1 to Schedule 13E-3
Filed November 18, 2016
File No. 005-89635

Ladies and Gentlemen:

On behalf of Fantex, Inc. (the “Company”), we are hereby filing under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), an Amendment No. 2 (the “14C Amendment”) to the Company’s Preliminary Information Statement on Schedule 14C originally filed with the Securities and Exchange Commission (the “Commission”) on September 19, 2016 (as amended, the “Information Statement”), and an Amendment No. 2 (the “13E-3 Amendment” and together with the 14C Amendment, the “Amendments”) to the Company’s Schedule 13E-3 originally filed with the Commission on September 22, 2016 (as amended, the “Schedule 13E-3” and together with the Information Statement, the “Filings”).

December 7, 2016

This letter responds to the comments received on December 5, 2016 from the staff of the Commission (the “Staff”). The Company’s responses are as follows. For your convenience, the Staff’s comments are reproduced in bold type and are followed by the Company’s responses thereto. Where the Company has revised its disclosure in the Amendments in response to the Staff’s comments, we have noted the applicable page number of the Amendments in the response. For the Staff’s convenience, we are also providing a courtesy package that includes five copies of the changed pages in the Filings that have been marked to show changes from the prior filings.  Capitalized terms used herein without definition herein have the meanings set forth in the Information Statement.

Schedule 13E-3

Exhibits

1.                                      We note that you have filed valuation reports from Timan LLC dated November 14, 2016. We also note that you received similar valuation reports from Timan LLC dated September 5, 2016. With your next amendment, please file these additional valuation reports as individual exhibits to the schedule.

Response:                                         In response to the Staff’s comment, the Company has filed the valuation reports prepared by Timan LLC (the “Independent Appraiser”), dated September 5, 2016 (the “Prior Reports”), as exhibits to the 13E-3 Amendment.

Preliminary Information Statement on Schedule 14C

2.                                      It appears that the Holdings Affiliates relied on the position of the Board, with respect to the fairness determination. Revise the discussion to state, if true, that the Holding Affiliates expressly adopt the factors considered by the Board. See Question 20 in Exchange Act Release No. 34-17719 (Apr. 13, 1981).

Response:                                         In response to the Staff’s comment, the Company has revised the disclosure on page 11 of the Information Statement.

Third Party Valuation Reports, page 14

3.                                      We note you have received two sets of valuation reports from Timan LLC dated September 5, 2016 and November 14, 2016. Please revise the chart to provide all valuation results as of both valuation report dates, including the “FV Per Share,” the “High Scenario” and “Low Scenario,” and the weighted “Total Value,” and briefly disclose why the Alshon Jeffrey and Michael Brockers tracking stock valuations appear to have changed materially in the second report. The summary in your disclosure should also clarify that the “Total Value” is a weighted number derived 10% from a disclosed price history value and 90% from a discounted cash flow analysis value, and disclose the discount rates used for each tracking stock in the latter.

December 7, 2016

Response:                                         In response to the Staff’s comment, the Company has revised the disclosures on page 15 of the Information Statement.  The Company respectfully advises the Staff, however, that the change in the valuation of Fantex Series Alshon Jeffery Convertible Tracking Stock (“Fantex Series Alshon Jeffery”) contained in the Prior Reports as compared to the Independent Appraiser’s November 14, 2016 valuation reports (the “Current Reports”) was the result of an arithmetic error in the Prior Reports. This error has been corrected in the Prior Reports filed as an exhibit to the 13E-3 Amendment, and the corrected valuation of the Independent Appraiser, as of August 31, 2016, of Fantex Series Alshon Jeffery appears on page 15 of the Information Statement. Because the Company views the change in the valuation of Fantex Series Alshon Jeffery between the Prior Reports and the Current Reports as immaterial in amount, the Company has not included disclosure of the reason for the change in the Information Statement.

Security Ownership of Certain Beneficial Owners and Management, page 31

4.                                      In the chart on page 32, please disclose the percentage of each subject security owned by each listed person. See Item 1008(a) of Regulation M-A.

Response:                                         In response to the Staff’s comment, the Company has revised the disclosures on page 32 of the Information Statement.

* * * * * *

December 7, 2016

We hope the foregoing answers are responsive to your comments. As noted above, we are concurrently submitting the Amendments to the Filings. Please do not hesitate to contact me by telephone at (650) 463-3058 or by email at jim.morrone@lw.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Jim Morrone
Jim Morrone
of LATHAM & WATKINS LLP

cc:	Cornell “Buck” French, Fantex, Inc., Fantex Holdings, Inc.
William Garvey, Fantex, Inc., Fantex Holdings, Inc.
Patrick Pohlen, Latham & Watkins LLP
Alexander White, Latham & Watkins LLP